UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM
Los Militares 4290 Piso 6,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2485
Fax: (56 2) 2425 2493
www.sqm.com

Santiago, Chile. May 19, 2016.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call today to discuss the first quarter 2016 results, which were published on May 18, 2015. The following items were discussed by executive management as part of the conference call:

We reported net income of US$58.5 million, down from the US$71.7 million we reported for the first quarter of 2015. Revenues for the first quarter of this year totaled US$391.8 million, similar to the first quarter of last year. EBITDA margin for the quarter was approximately 40%, which is lower than the first quarter of 2015.

Overall, the main trends we saw during the quarter were lower prices and higher volumes. The higher volumes helped keep revenues stable, but the lower prices put pressure on margins. The exception is our lithium business, where higher prices and higher volumes led to higher revenues and margins.

Although our gross profit of US$114 million for the quarter was lower than expected, we expect that gross profit for the full year 2016 will be better than 2015 gross profit.

In specialty plant nutrition, revenues and sales volumes were flat compared to the first quarter of 2015. However, the product mix demonstrates the positive results we are obtaining from our strategy of targeting the water soluble fertilizer market. Water soluble fertilizers make up about two-thirds of our SPN sales volumes. Focusing on this market has allowed us to make up for the lower sales volumes of specialty field fertilizers, which compete with lower-priced commodity fertilizers. In addition, since water soluble fertilizers are more value-added products, increasing our sales to this segment helps to support average prices for the business line. We expect total SPN sales volumes to increase approximately 5% in 2016.

In the potassium business, higher sales volumes helped to compensate for lower prices. However, margins have been impacted. In the first quarter of last year, our sales volumes were much lower than normal, due to shipping and production delays. This year we reported higher volumes, despite some shipping delays due to weather-related issues at the port. Volumes should be higher in the coming quarters, and as we have said before, we expect volumes for the full year to be similar to 2014 volumes. However, the weak pricing will continue to have a negative effect on our margins. We expect uncertainty in pricing to continue at least until negotiations between China and the big potash producers have concluded.

Lower prices have also had a negative impact on our iodine business line. Average prices for the quarter were down by more than 7% compared to the previous quarter, and we believe the downward trend may continue. We continue to focus on regaining market share, and we believe that volumes for the full year 2016 will be higher than full year 2015 volumes. We remain focused on keeping costs down. Today’s costs reflect high iodine inventory levels, but in the future we should benefit from our efforts, including last year’s operational restructuring at Pedro de Valdivia and Nueva Victoria.

In the lithium business line, we are seeing strong demand growth, and we were pleased to report a 62% increase in revenues compared to the first quarter of 2015. Average prices for the quarter were up nearly 30% compared to the first quarter of 2015. We have seen price increases in both our spot sales and our contract sales. The majority of our lithium sales are covered by contracts that set annual volumes with price adjustments. There have been reports of high spot prices in China, as a result of supply shortages at the end of last year and strong demand, partly due to Chinese government subsidies of electric buses. Going forward, we believe new production will satisfy the growing demand.

Our volumes for the quarter increased by approximately 25%, and for the full year we expect to report an increase in sales volumes of close to 20%, as we work to satisfy the strong demand in this market. We are limited to slightly less than one million tons of lithium carbonate equivalent extraction from the Salar de Atacama during our lease agreement with CORFO, and as of the end of 2015 we had used about 55% of the limit, so we are still able to produce more volumes, and we are taking advantage of our installed capacity of 48,000 tons per year at our Salar del Carmen facility.

In the industrial chemicals business line, sales volumes were lower than last year, as this quarter we did not report sales of solar salts. We do expect sales of solar salts to exceed 70,000 tons for the full year 2016, but we expect to see those sales in the second half of the year.

With respect to the joint venture we announced at the end of the quarter with Lithium Americas to develop the Caucharí-Olaroz lithium project in Argentina, we recently met with Argentinian authorities, and they are as excited as we are about this project. Our team has been hard at work on developing this project. In general, we are always looking for new opportunities in our different business lines, and we will continue to do so.

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The arbitration proceeding with CORFO continues. We are still in the evidence stage of the proceeding, and we hope to have a decision from the arbitrator towards the end of 2016 or beginning of 2017.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: May 19, 2016	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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